UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 2 TO SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CASTOR MARITIME INC.
(Name Of Subject Company (Issuer) And Filing Person (Offeror))
Common Share Purchase Warrants issued on April 7, 2021	N/A
(Title of Class of Securities)	(CUSIP Number of Securities)
Petros Panagiotidis
Chairman, Chief Executive Officer, Chief Financial Officer
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol
Cyprus
+357 25 357 767
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Nikolaos G. Andronikos
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN, England
+44 20 7959 8900
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third-party tender offer subject to Rule 14d-1.
	☒	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 22, 2024, as amended and supplemented by Amendment No. 1 filed with the SEC on April 22, 2024, relating to the offer by Castor Maritime Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), to purchase all of the Company’s outstanding Common Share Purchase Warrants issued on April 7, 2021 (the “Warrants”), exercisable in the aggregate into 1,033,077 common shares, par value $0.001 per share, of the Company (the “Common Shares”), at a price of $0.105 per Warrant, net to the seller in cash without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 22, 2024, as amended and supplemented by this Amendment No. 2 (as amended and supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal, as amended by this Amendment No. 2 (as amended, the “Letter of Transmittal”), which together, as they may be amended or supplemented from time to time, constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in the Schedule TO.
This Amendment No. 2 is being filed to reflect certain updates to the Schedule TO described below. It is also being filed to amend and restate the Offer to Purchase and certain other exhibits, amended copies of which are filed herewith as Exhibits (a)(1)(iv), (a)(1)(v) and (a)(1)(vi) to, among other things, (i) extend the Expiration Date (as defined in the Offer to Purchase) to May 31, 2024, (ii) clarify certain terms of the Warrants and (iii) remove language relating to the jurisdictions in which the Offer is made. The press release announcing the filing of this amendment and the extension of the Expiration Date for the Offer is attached as Exhibit (a)(5)(ii) to the Schedule TO and incorporated herein by reference.
Except as amended hereby to the extent specifically provided in this Amendment No. 2, the information contained in the Schedule TO and the exhibits thereto remains unchanged and is incorporated herein by reference, to the extent relevant, to the items in this Amendment No. 2 and the Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO. All capitalized terms used but not defined in this Amendment No. 2 have the same meanings as in the Offer to Purchase.
The Schedule TO is hereby amended and supplemented as follows:
Item 3.	Identity and Background of Filing Person
Item 3. Identity and Background of Filing Person is hereby amended and restated in its entirety as set forth below:
(a)
Name and Address: The Company is the filing person. The Company’s name, address, and telephone number are set forth in Item 2(a) above. The Company’s Directors and Executive Officers as of May 16, 2024 are listed in the table below. The business address for each Director and Executive Officer is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus and the business telephone number is +357 25 357 767.

Name	Position
Executive Officers
Petros Panagiotidis	Chairman, Chief Executive Officer, Chief Financial Officer, President, Treasurer and Class C Director
Non-Executive Directors
Dionysios Makris	Secretary and Class B Director
Georgios Daskalakis	Class A Director
Thalassa Investment Co. S.A. (“Thalassa”) controls the Company by virtue of its ownership of 11,240 of the Company’s common shares and all of the Company’s outstanding 12,000 Series B Preferred Shares, each having the voting power of 100,000 common shares. Thalassa is ultimately controlled by Mr. Petros Panagiotidis. Mr. Panagiotidis may therefore be deemed to be the ultimate beneficial owner of all of such shares, representing approximately 99.2% of the aggregate voting power of the Company’s total issued and outstanding share capital as of the date hereof. Each of Mr. Panagiotidis’ and Thalassa’s business address and business telephone number is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus and +357 25 357 767, respectively.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements
Item 5. Past Contacts, Transactions, Negotiations and Agreements is hereby amended and restated in its entirety as set forth below:
Agreements Involving the Subject Company’s Securities: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference. Other than as described therein, there are no other agreements, arrangements, or understandings, whether or not legally enforceable, between the Company, or any person named in Item 3 above, on the one hand, and any other person, on the other, involving the Company’s securities.
Item 6.	Purposes of the Transaction and Plans or Proposals
Item 6. Past Contacts, Transactions, Negotiations and Agreements is hereby amended and restated in its entirety as set forth below:
(a)
Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)
Use of the Securities Acquired: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)
Plans: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference. Other than as described therein, there are no other plans, proposals or negotiations of the Company, or any person named in Item 3 above.

Item 7.	Source and Amount of Funds or Other Consideration
Item 7. Source and Amount of Funds or Other Consideration is hereby amended and restated in its entirety as set forth below:
(a)
Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)
Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 6 (“Conditions of the Offer”) is incorporated herein by reference.

(d)
Borrowed Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference. Other than as described therein, there are no other sources and amount of funds or other consideration of the Company, or any person named in Item 3 above.

Item 8.	Interest in Securities of the Subject Company
Item 8. Interest in Securities of the Subject Company is hereby amended and restated in its entirety as set forth below:
(a)
Securities Ownership: The information set forth in the paragraph captioned “Securities Ownership” in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference. To our knowledge, none of our directors, executive officers, any controlling person or associates or subsidiaries thereof, including the persons named in Item 3 above, beneficially own any of the Warrants.

(b)
Securities Transactions: The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants”) of the Offer to Purchase is incorporated herein by reference. Except as described therein, based on the Company’s records and on information provided to it by its directors, executive officers, affiliates and subsidiaries, none of our directors, executive officers, affiliates or subsidiaries nor, to the best of our knowledge, any person controlling the Company or any associate, majority-owned subsidiary, executive officer or director of any such controlling person or of our subsidiaries, including, for the avoidance of doubt, any person named in Item 3 above, has effected any transactions involving the Warrants during the 60 days prior to the date hereof.

Item 12.	Exhibits
Item 12. Exhibits is hereby amended and supplemented as follows:
(a)(1)(i)	Form of Cover Letter to Offer to Purchase and Letter of Transmittal, dated April 22, 2024.*
(a)(1)(ii)	Offer to Purchase, dated April 22, 2024.*
(a)(1)(iii)	Form of Letter of Transmittal.*
(a)(1)(iv)	Form of Cover Letter to Offer to Purchase and Letter of Transmittal, dated May 16, 2024.
(a)(1)(v)	Amended and Restated Offer to Purchase, dated May 16, 2024.
(a)(1)(vi)	Amended Form of Letter of Transmittal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release, dated April 22, 2024.*
(a)(5)(ii)	Press Release, dated May 16, 2024.
(b)	Not applicable.
(d)(1)
Securities Purchase Agreement by and between Castor Maritime Inc. and the purchasers identified on the signature pages thereto, dated April 5, 2021, incorporated by reference to Exhibit 4.2 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.

(d)(2)	Form of Common Share Purchase Warrant incorporated by reference to Exhibit 4.3 of the Company’s report on Form 6-K furnished to the SEC on April 7, 2021.
(d)(3)
Stockholder Rights Agreement by and between Castor Maritime Inc. and American Stock Transfer & Trust Company, LLC, as rights agent, dated as of November 20, 2017, incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form F-4 filed with the SEC on April 11, 2018.

(d)(4)
Share Purchase Agreement by and between Castor Maritime Inc. and Toro Corp., dated as of August 7, 2023, incorporated by reference to Exhibit 99.2 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(5)
Statement of Designation of Rights, Preferences and Privileges of 5.00% Series D Cumulative Perpetual Convertible Preferred Shares of Castor Maritime Inc., incorporated by reference to Exhibit 99.1 to the Company’s report on Form 6-K furnished to the SEC on August 8, 2023.

(d)(6)
Equity Distribution Agreement by and between Castor Maritime Inc. and Maxim Group LLC, dated as of May 23, 2023, incorporated by reference to Exhibit 1.1 to the Company’s report on Form 6-K furnished to the SEC on May 23, 2023.

(d)(7)
Amended and Restated Master Management Agreement, dated July 28, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries and Castor Ships S.A., incorporated by reference to Exhibit 4.16 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(8)
Addendum No.1 to the Amended and Restated Master Management Agreement, dated November 18, 2022, by and among Castor Maritime Inc., its shipowning subsidiaries, its ex-shipowning subsidiary and Castor Ships S.A., incorporated by reference to Exhibit 4.17 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(d)(9)
Contribution and Spin Off Distribution Agreement entered into by and between Castor Maritime Inc. and Toro Corp., dated March 7, 2023, incorporated by reference to Exhibit 4.18 to the Company’s annual report on Form 20-F filed with the SEC on March 8, 2023.

(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*
*	Previously filed.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
CASTOR MARITIME INC.

Dated: May 16, 2024	By:	/s/ Petros Panagiotidis
	Name:	Petros Panagiotidis
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer